UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 16, 2023

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Share Consolidation

JE Cleantech Holdings Limited (NASDAQ: JCSE) effected a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-3, effective as of 11:59 pm on October 13, 2023 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). The Company’s Ordinary Shares began trading on a Reverse Stock Split adjusted basis on Nasdaq as of the opening of trading on October 16, 2023, under the existing ticker symbol “JCSE.

As of the Effective Time, every 3 shares of the Company’s issued and outstanding Ordinary Shares were combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares was reduced from 15,020,000 to 5,006,666, and the par value change from $0.001 per share to $0.003 per share. No fractional Ordinary Shares were issued in connection with the Reverse Stock Split, and any Shareholders of record who otherwise would have been entitled to receive a fraction of a share because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged became entitled to receive such number of ordinary shares as rounded down to the nearest whole share.

As of the Effective Time, proportional adjustments were also made to the number of Ordinary Shares issuable upon the exercise of any outstanding stock options and the number of shares issuable pursuant to outstanding restricted stock awards, and the number of shares authorized and reserved for issuance pursuant to the Company’s 2022 Equity Incentive Plan. The exercise prices and stock price targets of any outstanding stock options, warrants, and equity awards were also proportionately adjusted, as applicable.

Exhibits

99.1	Press Release dated October 13, 2023, with respect to the Share Consolidation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: October 20, 2023	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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